UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)
Under the Securities Exchange Act of 1934

IRELAND INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

46267T 20 6
(CUSIP Number)

Nanominerals Corp.
Charles Ager
3500 Lakeside Court, Suite 206
Reno, NV 89509
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) \

August 15, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46267T 20 6

1.	Names of Reporting Persons Nanominerals Corp.
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Nevada, USA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	43,816,666 Shares

8.	Shared Voting Power:	Not Applicable

9.	Sole Dispositive Power:	43,816,666 Shares

10.	Shared Dispositive Power:	Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 43,816,666 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 29.0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 46267T 20 6

This Schedule 13D/A (Amendment No. 2) is being filed by NANOMINERALS CORP. (the “Reporting Person”) relating to Shares of common stock, par value $0.001 per share, of IRELAND INC. (the “Issuer”) having its principal executive offices located at 2360 West Horizon Ridge Parkway, Suite 100, Henderson, NV 89052.

This Schedule 13D/A (Amendment No. 2) amends and supplements the Schedule 13D of the Reporting Person filed with the Securities and Exchange Commission on March 12, 2008, as amended June 13, 2014. Except as specifically amended hereby, the disclosure set forth in the previously filed Schedule 13D shall remain unchanged.

ITEM 3.             SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Effective August 14, 2007, Nanominerals acquired 40,150,000 shares of the Issuer’s common stock. Of these shares, 21,950,000 shares were issued by the Issuer in connection with the assignment by Nanominerals to the Issuer of its rights to the mineral projects known as the Columbus and Red Mountain Projects.

The remaining 18,200,000 shares acquired by Nanominerals were acquired from Lorrie Archibald for an aggregate purchase price of $45,500. Nanominerals paid for the purchase price of the shares acquired from Lorrie Archibald out of its own funds.

On March 24, 2014, Nanominerals purchased 500,000 special warrants (the “Special Warrants”) at a purchase price of $0.20 per Special Warrant. The purchase price for the Special Warrants was paid out of Nanominerals’ own funds.

On August 15, 2014, Nanominerals completed the purchase of an aggregate of 1,333,333 units (the “Issuer Units”) pursuant to the terms of a subscription agreement entered into by Nanominerals with the Issuer on March 24, 2014 whereby Nanominerals agreed to purchase the Issuer Units for an aggregate purchase price of $300,000 on or before August 15, 2014. Each Issuer Unit consists of one share of the Issuer’s common stock and one warrant to purchase an additional share of common stock at $0.45 per share, expiring March 29, 2019. The total value of Issuer Units to be purchased was based on a per unit purchase price of the greater of (i) $0.20 and (ii) the average closing price of the Issuer’s common stock over the 10 trading days prior to closing (the “Per Unit Purchase Price”). Based on the 10 day average closing price of $0.225, the Per Unit Purchase Price was calculated to be $0.225 and the Warrant Exercise Price was calculated to be $0.45.

ITEM 4.             PURPOSE OF TRANSACTION

Nanominerals entered into an assignment agreement dated for reference March 29, 2007, as amended on August 8, 2007, with the Issuer and Lorrie Archibald (the “Assignment Agreement”). Pursuant to the Assignment Agreement, the Issuer issued an aggregate of 30,000,000 shares of its common stock as partial consideration for Nanominerals assigning its rights to the mineral projects known as the Columbus and Red Mountain Projects to the Issuer. 21,950,000 of these shares were issued to Nanominerals, with the remaining shares issued to certain business associates of Nanominerals. Nanominerals does not have voting or dispositive power over the remaining shares issued by the Issuer pursuant to the Assignment Agreement.

Nanominerals also acquired an additional 18,200,000 shares of the Issuer’s common stock from Lorrie Archibald for an aggregate price of $45,500. The shares of the Issuer acquired by Nanominerals were acquired for investment purposes.

On June 29, 2007, Douglas D.G. Birnie replaced Ms. Archibald as the President, CEO and sole director of the Issuer as contemplated under the provisions of the Assignment Agreement.

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Nanominerals acquired the Special Warrants and the Issuer Units for investment purposes.

Other than as described above, there are no plans or proposals that Nanominerals is aware of that relate to, or would otherwise result in, a change in control of the Issuer.

ITEM 5.             INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

Name	Title of Security	Amount	Percentage of Shares of Common Stock(1)
Nanominerals Corp.	Common Stock	43,816,666(2)	29.0%
Charles A. Ager	Common Stock	46,216,666(2)	30.6%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Schedule 13D Statement. As of August 15, 2014 there were 149,222,875 shares of common stock issued and outstanding.

(2)

The shares listed as beneficially owned by Nanominerals and Dr. Ager includes: (i) 1,333,333 shares issuable upon the exercise of Warrants held directly by Nanominerals exercisable at a price of $0.45 per share expiring March 29, 2019; and (ii) 1,000,000 shares issuable upon the exercise of Special Warrants held directly by Nanominerals and upon the further exercise of warrants issuable upon exercise of the Special Warrants. Each Special Warrant may be converted, at no additional cost, on a 1:1 basis, into units consisting of one share of the Issuer’s Common Stock and one warrant to purchase one additional share of common stock at $0.40 per share, expiring March 29, 2019. Alternatively, if the Issuer completes a subsequent sale of shares of its common stock, other securities convertible into common stock, or any combination thereof, the holder may, within one month thereafter, convert the Special Warrants into that number of shares of common stock and securities convertible into common stock that the holder would have been entitled to receive had it participated in such subsequent offering for a subscription price equal to the subscription price paid for the Special Warrants. The Special Warrants expire on the earlier of (i) March 31, 2015; and (ii) one month after the Issuer completes subsequent offerings of common stock or other securities convertible into common stock for total proceeds of $7,000,000 or more. If the Special Warrants are not earlier exercised or converted, they will be automatically converted into Special Warrant Units immediately prior to expiration. The sole officer and director of Nanominerals is Dr. Charles A. Ager. As such, Dr. Ager has voting and dispositive power over the 43,816,666 shares of our common stock listed as beneficially owned by Nanominerals and we have listed those shares as being indirectly beneficially owned by him. Individually, Dr. Ager owns 2,100,000 shares of our common stock. Also included in the number of shares listed as being indirectly beneficially owned by Dr. Ager are 300,000 shares of our common stock owned by Dr. Ager’s wife. The shares owned by Dr. Ager and Mrs. Ager have not been included in the shares beneficially owned by Nanominerals.

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(b)	Power to Vote and Dispose of the Issuer Shares:

Nanominerals has sole dispositive and voting power with respect to the shares of the Issuer’s common stock held by Nanominerals. Dr. Ager is the sole director and officer of Nanominerals. No other person has the power to direct the voting or disposition of the shares held by Nanominerals.

(c)	Transactions Effected During the Past 60 Days:

On August 15, 2014, Nanominerals purchased 1,333,333 Issuer Units at a price of $0.25 per Issuer Unit. Each Issuer Unit consists of one share of the Issuer’s common stock and one warrant to purchase an additional share of the Issuer’s common stock at an exercise price of $0.45 per share, expiring March 29, 2019.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 15, 2014
Date

/s/ Charles A. Ager
Signature
Charles A. Ager
President
Nanominerals Corp.
Name/Title